THIS BALLOT-PROXY FORM IS PROVIDED TO SECURED DEBTHOLDERS IN CONNECTION WITH A RECAPITALIZATION TRANSACTION INVOLVING CONCORDIA INTERNATIONAL CORP. AND CERTAIN OF ITS SUBSIDIARIES. PLEASE COMPLETE THIS BALLOT-PROXY AND SUBMIT IT IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. SECURED DEBTHOLDER VOTING BALLOT-PROXY This Secured Debtholder Voting Ballot-Proxy (“Ballot-Proxy”) is provided by management of Concordia International Corp. (the “Company”) for use in connection with the meeting of holders (the “Secured Debtholders”) of the Secured Debt (as defined in the Management Information Circular of the Company dated May 15, 2018 (the “Information Circular”)) to be held at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, ON, M5H 2S7 at 10:00 a.m. (Toronto time) on June 19, 2018 (the “Secured Debtholders’ Meeting”), and at any postponement or adjournment thereof. Reference is made to the Information Circular for further information. Please read this Ballot-Proxy and the Information Circular (including any exhibits and appendices thereto) carefully before completing this Ballot-Proxy. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Information Circular. In the event that an alternative process is needed to implement the Recapitalization Transaction and the Company and certain of its subsidiaries (the “Chapter 11 Debtors”) commence proceedings under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Process”), this Ballot- Proxy also solicits votes in respect of a pre-packaged plan of reorganization to be implemented pursuant to the Chapter 11 Process (the “Chapter 11 Plan”). This Ballot-Proxy is separated into four sections as follows: (i) Section A on page 4 of this Ballot-Proxy is for use in connection with the Secured Debtholders’ Meeting and the CBCA Plan of Arrangement to be implemented pursuant to the CBCA Proceedings (the “CBCA Plan”); (ii) Section B on pages 5-12 of this Ballot-Proxy is for use in connection with the Chapter 11 Plan in any Chapter 11 Process that may be commenced by the Chapter 11 Debtors; (iii) Section C on page 13 of this Ballot-Proxy is for use in connection with certifying your vote; and (iv) Section D on page 14 of this Ballot-Proxy is for use in connection with appointing an alternate proxyholder. You must complete all sections in accordance with the instructions contained herein in order to vote on both the CBCA Plan and Chapter 11 Plan. In accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Secured Debtholders’ Meeting may also be counted in favour of a resolution or resolutions of the Secured Debtholders approving a CCAA Plan in any CCAA Proceedings that may be commenced by the Company, subject to the terms and conditions of the Support Agreement. In order to be eligible to receive Secured Debtholder Early Consent Cash Consideration under the CBCA Plan in the CBCA Proceedings, a Secured Debtholder must submit its vote in favour of the Secured Debtholders’ Arrangement Resolution prior to 5:00 p.m. (Toronto time) on June 6, 2018 (the “Early Consent Date”) (or, in the case of a Secured Debtholder (other than a Beneficial Secured Noteholder, as defined below) that is party to the Support Agreement on or before the Early Consent Date, the “Voting Deadline” of June 15, 2018 by 5:00 p.m. (Toronto time)) (or be a permitted transferee of such Secured Debtholder in accordance with the Interim Order) and otherwise have complied with the requirements regarding eligibility for Secured Debtholder Early Consent Cash Consideration set forth in the Interim Order (as defined below). Moreover, the Chapter 11 Plan provides that the Secured Debtholder Early Consent Cash Consideration will be provided to each Secured Debtholder regardless of whether such holder votes prior to the Early Consent Date. 1

Process for Submission of Secured Debtholder Instructions by Secured Noteholders This Ballot-Proxy is to be distributed to beneficial Secured Noteholders who do not hold their Secured Notes in registered form (each, a “Beneficial Secured Noteholder”) in accordance with the Interim Order of the Ontario Superior Court of Justice dated May 2, 2018 (the “Interim Order”). Beneficial Secured Noteholders who wish to vote on the CBCA Plan at the Secured Debtholders’ Meeting and vote on the Chapter 11 Plan must submit a duly completed and executed Ballot-Proxy (or other form of voting instruction as such Beneficial Secured Noteholder’s Intermediary may require for the purpose of soliciting its vote) to their Intermediary in accordance with the instructions provided from such Intermediary by the Voting Deadline (or such earlier deadline set by your Intermediary). Your vote is recorded by your Intermediary. Registered Secured Noteholders who hold their Secured Notes in registered form (each, a “Registered Secured Noteholder”) who wish to vote on the CBCA Plan at the Secured Debtholders’ Meeting and vote on the Chapter 11 Plan must submit a duly completed and executed Ballot-Proxy to the Proxy and Information Agent prior to the Voting Deadline. In addition, Beneficial Secured Noteholders who wish to receive Secured Debtholder Early Consent Cash Consideration must also provide their Early Consent Election Instructions pursuant to the voluntary corporate action established pursuant to The Depository Trust Company's (“DTC”) Automated Tender Offer Program (ATOP) or similar program utilized by your Intermediary (an “Early Consent Election”). For clarity, in order to be eligible to receive Secured Debtholder Early Consent Cash Consideration, you must both consent by providing voting instructions to your Intermediary under the Ballot-Proxy and elect by instructing your Intermediary to register your election in ATOP prior to the Early Consent Date. Note also that your Intermediary may have an earlier cut-off date. There is not an Early Consent Election with regards to the Chapter 11 Plan. Secured Noteholders who wish to appoint a proxyholder (other than Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia) to vote at the Secured Debtholders’ Meeting should follow and complete the instructions in Section D below. Secured Noteholders appointing a proxyholder should ensure that the proxyholder is aware of the appointment and will be in attendance for your vote to count. Beneficial Secured Noteholders appointing a proxyholder will require a medallion guarantee from their Intermediary to verify the principal amount of notes held, underlying their voting entitlement. All completed documents should be returned to the Proxy and Information Agent prior to the Voting Deadline. Process for Submission of Secured Debtholder Instructions by Secured Term Loan Lenders This Ballot-Proxy is to be distributed to Secured Term Loan Lenders in accordance with the Interim Order. Secured Term Loan Lenders will receive this Ballot-Proxy, together with a secure voting control number from Broadridge, a voting services provider. Secured Term Loan Lenders must vote their Ballot-Proxy online at the secure website indicated in the distributed voting materials prior to the Voting Deadline. If you are a Secured Term Loan Lender, do not attempt to complete a physical Ballot-Proxy unless you are unable to vote online. If you are unable or require assistance to vote, please contact the Proxy and Information Agent at 1-866-581-0506. Your online vote will be deemed as if a physical Ballot- Proxy had been delivered. In addition, Secured Term Loan Lenders who wish to receive Secured Debtholder Early Consent Cash Consideration will be deemed to have submitted Early Consent Election Instructions to Kingsdale Advisors, the Proxy and Information Agent, concurrent with their vote cast in favour of the CBCA Plan of Arrangement prior to the Early Consent Date (or, in the case of a Secured Term Loan Lender that is party to the Support Agreement on or prior to the Early Consent Date, prior to the Voting Deadline). Secured Term Loan Lenders that acquire Secured Term Loans following the Record Date that wish to receive Secured Debtholder Early Consent Cash Consideration are required to provide evidence that such 2

Secured Term Loans were voted by the applicable holder of such Secured Term Loans on the Record Date in favour of the Secured Debtholders’ Arrangement Resolution on or prior to the Early Consent Date (or, in the case of a Secured Term Loan Lender that executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date, the Voting Deadline) and that such vote was not withdrawn or changed, by completing the Election Form for Secured Term Loan Lenders and returning it to the Proxy and Information Agent prior to the Secured Term Loan Lender Election Deadline, as described in further detail below. Secured Term Loan Lenders that wish to receive a portion or all of the New Senior Secured Debt they are entitled to under the Plan in the form of the New Senior Secured Notes must additionally complete the Election Form for Secured Term Loan Lenders provided and return such form to the Proxy and Information Agent by the Voting Deadline. Secured Term Loan Lenders are also entitled to elect to receive their New Senior Secured Term Loans in U.S. dollars and/or Euros, and Secured Term Loan Lenders that wish to make such an election must additionally complete the Election Form for Secured Term Loan Lenders and return such form to the Proxy and Information Agent by the Voting Deadline. Secured Term Loan Lenders that do not submit their Election Form for Secured Term Loan Lenders shall be allocated their New Senior Secured Term Loans in U.S. dollars and/or Euros on the terms set out in the CBCA Plan. Secured Term Loan Lenders who wish to appoint a proxyholder (other than Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia) to vote at the Secured Debtholders’ Meeting should follow and complete the instructions in Section D below. Secured Term Loan Lenders appointing a proxyholder should ensure that the proxyholder is aware of the appointment and will be in attendance for your vote to count. All completed documents should be returned to the Proxy and Information Agent prior to the Voting Deadline. Process for Submission of Secured Debtholder Instructions by Secured Swap Lender This Ballot-Proxy is to be distributed to the Secured Swap Lender in accordance with the Interim Order. If the Secured Swap Lender wishes to vote at the Secured Debtholders’ Meeting, it must submit a duly completed and executed Ballot-Proxy to the Proxy and Information Agent by registered mail, hand delivery or courier such that it is received prior to the Voting Deadline. If the Ballot-Proxy is initially delivered by e-mail, the original must follow by registered mail, hand delivery or courier to the Proxy and Information Agent in accordance with the instructions above such that it is received prior to 5:00 p.m. on June 15, 2018 in order to constitute valid delivery. The Secured Swap Lender is also entitled to elect to receive its New Senior Secured Term Loans denominated in U.S. dollars and/or Euros, and if the Secured Swap Lender wishes to make such an election, it must additionally complete the Election Form for the Secured Swap Lender provided and return such form to the Proxy and Information Agent by the Voting Deadline. If the Secured Swap Lender does not submit its Election Form for the Secured Swap Lender by the Voting Deadline, it shall be allocated its New Senior Secured Term Loans denominated in U.S. dollars and/or Euros on the terms set out in the CBCA Plan. If the Secured Swap Lender wishes to appoint a proxyholder (other than Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia) to vote at the Secured Debtholders’ Meeting, it should follow and complete the instructions in Section D below. In appointing a proxyholder, the Secured Swap Lender should ensure that such proxyholder is aware of its appointment and will be in attendance in order for the Secured Swap Lender’s vote to count. All completed documents should be returned to the Proxy and Information Agent prior to the Voting Deadline. 3

SECTION A – FOR USE IN CONNECTION WITH VOTING AT THE SECURED DEBTHOLDERS’ MEETING AND THE CBCA PROCEEDINGS FORM OF PROXY SECURED DEBTHOLDER VOTING INSTRUCTIONS Secured Debtholders shall be entitled to provide the following instructions (select one): 1. $_____________ Principal Amount Vote for the Secured Debtholders’ Arrangement Resolution 2. $_____________ Principal Amount Vote against the Secured Debtholders’ Arrangement Resolution The undersigned acknowledges that, in accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Secured Debtholders’ Meeting may be counted in favour of a resolution or resolutions of the Secured Debtholders approving a CCAA Plan in any CCAA Proceedings that may be commenced by the Company, subject to the terms of the Support Agreement and to the extent such CCAA Proceedings are consented to by the Majority Private Placement Parties and the Majority Initial Consenting Debtholders. In order to be eligible to receive Secured Debtholder Early Consent Cash Consideration a Secured Debtholder must (i) provide the applicable voting instruction or have voted, as the case may be, on or prior to the Early Consent Date (or in the case of a Consenting Secured Debtholder other than a Beneficial Secured Noteholder that is party to the Support Agreement on or before the Early Consent Date, on or prior to the Voting Deadline) and otherwise have complied with the requirements regarding eligibility for Secured Debtholder Early Consent Cash Consideration set forth in the Interim Order, or (ii) in the case of a Secured Term Loan Lender that acquires Secured Term Loans following the Record Date, provide evidence satisfactory to Concordia and the Proxy and Information Agent, acting reasonably, that such Secured Term Loans transferred to such transferee were voted by the applicable holder of such Secured Term Loans on the Record Date in favour of the Secured Debtholders’ Arrangement Resolution on or prior to the Early Consent Date (or, in the case of a Secured Term Loan Lender was a party to the Support Agreement prior to the Early Consent Date, the Voting Deadline) and that such vote was not withdrawn or changed. A Secured Swap Lender that elects to receive Secured Debtholder Early Consent Cash Consideration pursuant to its Secured Debtholder Voting Instructions above must include, with the submission of its Ballot-Proxy, payment instructions in the form of wire details for how it wishes to receive such Secured Debtholder Early Consent Cash Consideration on the Effective Date, assuming that it has satisfied the requirements to receive such Secured Debtholder Early Consent Cash Consideration set forth in the Interim Order. 4

SECTION B – FOR USE IN CONNECTION WITH A CHAPTER 11 PLAN CLASS 3—SECURED DEBT CLAIMS PLEASE READ AND FOLLOW THE ENCLOSED INSTRUCTIONS CAREFULLY BEFORE COMPLETING THIS BALLOT-PROXY. THIS BALLOT-PROXY OR THE MASTER BALLOT-PROXY CAST ON YOUR BEHALF MUST BE ACTUALLY RECEIVED BY JUNE 15, 2018 AT 5:00 P.M. (PREVAILING EASTERN TIME) (THE “VOTING DEADLINE”). If you are, as of May 9, 2018 (the “Record Date”), a holder of a claim (a “Secured Debt Claim”) against Concordia International Corp. and certain of its affiliates (collectively, the “Debtors”)1 arising under or in connection with (i) a credit agreement dated October 21, 2015 among CIC, as borrower, the other Debtors, as guarantors, Goldman Sachs Bank USA, as administrative agent and collateral agent (the “Secured Term Loan Agreement”), (ii) a senior secured first lien notes indenture dated October 13, 2016 (the “Secured Notes”), and (iii) cross-currency swaps in August 2016 and November 2016 under the 2002 Master ISDA Agreement dated August 15, 2016 (the “Secured Swap Confirmations”), please use this Ballot-Proxy to accept or reject the Debtors' proposed Joint Chapter 11 Plan of Reorganization of Concordia International Corp., et al., pursuant to Chapter 11 of the Bankruptcy Code dated May 15, 2018 (the “Chapter 11 Plan”). Under the Chapter 11 Plan,2 each holder of a Secured Debt Claim (as defined therein) shall receive, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Secured Debt Claim: (i) its Pro Rata Share of (a) Cash in an amount equal to $500,000,000.00 in the aggregate and (b) Cash in an amount equal to 5% of the principal amount of the Secured Debt Claims (in each case, reduced by any unamortized original issue discount and excluding any make- whole premiums, redemption premiums, or other similar premiums as of the Petition Date); (ii) its Pro Rata Share of the aggregate amount of accrued and unpaid interest (calculated as if such interest has accrued through the Effective Date at the contractual non-default rate, if any, as of the Petition Date under the applicable Secured Debt Document and excluding any compound interest) 1 The Debtors and the last four digits of their taxpayer identification numbers (as applicable) are as follows: Abcur AB (3957); Amdipharm AG (2506); Amdipharm B.V. (0296); Amdipharm Holdings S.à r.l. (7870); Amdipharm Limited (596L); Amdipharm Mercury Holdco UK Limited (7620); Amdipharm Mercury International Limited (7544); Amdipharm Mercury UK Limited (6243); Concordia Financing (Jersey) Limited (1782); Concordia Holdings (Jersey) Limited (1781); Concordia International Corp. (0002); Concordia International Rx (UK) Limited (3377); Concordia Investment Holdings (UK) Limited (0050); Concordia Investments (Jersey) Limited (1783); Concordia Laboratories Inc., S.à r.l. (1483); Concordia Pharmaceuticals Inc., S.à r.l. (1181); Focus Pharma Holdings Limited (0755); Focus Pharmaceuticals Limited (5120); Mercury Pharma (Generics) (3122); Mercury Pharma Group Limited (0945); Mercury Pharma International Limited (2958); Mercury Pharmaceuticals (Ireland) Limited (288E); and Mercury Pharmaceuticals Limited (0311). The address of the Debtors’ corporate headquarters is 277 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9. 2 Any terms of the Chapter 11 Plan described in this Ballot-Proxy are a summary and for informational purposes only. Nothing in this Ballot-Proxy shall modify or amend the terms of the Chapter 11 Plan, and in the event of a conflict or inconsistency between the summary in this Ballot-Proxy and the terms of the Chapter 11 Plan, the terms of the Chapter 11 Plan shall control. Capitalized terms not herein defined shall have the meanings ascribed to them in the Chapter 11 Plan. 5 outstanding under the Secured Term Loan Agreement, the 9.00% Secured Notes Indenture, the Swap Agreement, and/or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note, to the extent applicable to such holder’s Claim and to the extent not previously paid;3 (iii) (a) a holder of a Secured Debt Claim arising under or in connection with the Secured Term Loan Agreement, the Swap Agreement, or subject to the Subordination and Postponement Agreement and the Secured Debt Documents, the Subordinated Promissory Note shall receive its Pro Rata Share of the New Senior Secured Debt in the form of the New Senior Secured Term Loans and/or the New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F of the Chapter 11 Plan; and (b) a holder of a Secured Debt Claim arising under or in connection with the 9.00% Secured Notes Indenture shall receive its Pro Rata Share of the New Senior Secured Notes, subject to the allocations and election process set forth in Article V.F of the Chapter 11 Plan; and (iv) subject to the consent of the Majority Private Placement Parties in order to effectuate the Restructuring Transactions in accordance with the Restructuring Support Agreement, its Pro Rata Share of the Secured Debtholder Equity Distribution. The Chapter 11 Plan is attached as Exhibit A to the Supplement to Plan of Arrangement Information Circular with Respect to Disclosures for Joint Chapter 11 Plan of Reorganization of Concordia International Corp., et al., pursuant to Chapter 11 of the Bankruptcy Code (the “Disclosure Statement”), which accompanies this Ballot-Proxy. Holders of Secured Debt Claims as of the Record Date of May 9, 2018 are afforded the opportunity to vote in Class 3 (“Class 3”) to accept or reject the Debtors' Chapter 11 Plan. The Chapter 11 Plan can be confirmed by the Bankruptcy Court and thereby made binding upon you if it is accepted by the holders of two-thirds in amount and more than one-half in number of claims in each class that votes on the Chapter 11 Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code. If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Chapter 11 Plan if it finds that the Chapter 11 Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the classes rejecting it, and otherwise satisfies the requirements of section 1129 of the Bankruptcy Code. YOU SHOULD REVIEW THE DISCLOSURE STATEMENT AND THE CHAPTER 11 PLAN BEFORE YOU VOTE. YOU MAY WISH TO SEEK LEGAL ADVICE CONCERNING THE CHAPTER 11 PLAN AND YOUR CLASSIFICATION AND TREATMENT UNDER THE CHAPTER 11 PLAN. YOUR CLAIM HAS BEEN PLACED IN CLASS 3 UNDER THE CHAPTER 11 PLAN. 3 For the avoidance of doubt, (a) holders of Claims arising under the Secured Term Loan Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Secured Term Loan Agreement and excluding any compound interest, (b) holders of Claims arising under the 9.00% Secured Notes Indenture shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the 9.00% Secured Notes Indenture and excluding any compound interest, (c) holders of claims arising under the Swap Agreement shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest calculated as if such interest has accrued through the Effective Date at the contract non-default rate as of the Petition Date provided for in the Swap Agreement and excluding any compound interest, and (d) subject to the Subordination and Postponement Agreement and the Secured Debt Documents, holders of claims arising under the Subordinated Promissory Note shall receive their Pro Rata Share of the aggregate amount of accrued and unpaid interest, if any, calculated as if such interest has accrued through the Effective Date at the contract rate provided for in the Subordinated Promissory Note and excluding any compound interest, if any. 6

IN ORDER TO BE COUNTED, THE MASTER BALLOT-PROXY CAST ON YOUR BEHALF MUST BE ACTUALLY RECEIVED BY KINGSDALE ADVISORS, THE DEBTORS' CANADIAN AGENT (THE “CANADIAN AGENT”) PRIOR TO THE VOTING DEADLINE OF 5:00 P.M. (PREVAILING EASTERN TIME) ON JUNE 15, 2018. IF THE MASTER BALLOT- PROXY CONTAINING YOUR VOTE IS NOT RECEIVED BY THE CANADIAN AGENT ON OR BEFORE THE VOTING DEADLINE, AND SUCH DEADLINE IS NOT EXTENDED BY ORDER OF THE BANKRUPTCY COURT, YOUR VOTE WILL NOT COUNT AS EITHER AN ACCEPTANCE OR REJECTION OF THE CHAPTER 11 PLAN, UNLESS THE DEBTORS GRANT YOU AN EXTENSION OF THE VOTING DEADLINE OR OTHERWISE AGREE TO WAIVE THE TIMELINESS REQUIREMENT. PLEASE ALLOW SUFFICIENT TIME FOR THE MASTER BALLOT-PROXY TO BE COMPLETED BY THE INTERMEDIARY PROCESSING YOUR VOTE. IF THE CHAPTER 11 PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, IT WILL BE BINDING ON YOU WHETHER OR NOT YOU VOTE. BALLOT-PROXIES CAST BY FACSIMILE OR BY OTHER ELECTRONIC MEANS WILL NOT BE COUNTED. [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK] 7

Item 1. Amount of Claim. The undersigned certifies that as of the Record Date, which is May 9, 2018, the undersigned was the holder (or authorized signatory) of Class 3 Secured Debt Claims in the following principal amount (do not include interest): Claim Amount $ Item 2. Vote On Chapter 11 Plan. Important note regarding “accredited investor” status: Votes with respect to the Chapter 11 Plan are only being solicited from “Accredited Investors”, and only such holders should vote with respect to the Chapter 11 Plan: The term “Accredited Investor” as used herein shall have the same meaning as that term is defined in Rule 501 of Regulation D, 17 C.F.R. § 230.501(a), promulgated under the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa. By casting a vote in respect to the Chapter 11 Plan, the voter acknowledges that it is an “Accredited Investor.” The undersigned holder (or authorized signatory) of a Secured Debt Claim hereby votes to (please check one box): Accept the Plan Reject the Plan □ □ PLEASE TAKE NOTE THAT IF YOU SUBMIT THIS BALLOT-PROXY TO THE CANADIAN AGENT AND EITHER: (I) FAIL TO INDICATE WHETHER YOU ARE ACCEPTING OR REJECTING THE CHAPTER 11 PLAN OR (II) CHECK BOTH BOXES INDICATING THAT YOU ARE BOTH ACCEPTING AND REJECTING THE CHAPTER 11 PLAN, YOUR BALLOT- PROXY WILL NOT BE COUNTED. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK – CONTINUED ON NEXT PAGE] 8

Item 3. Other Class 3 Secured Debt Claims Ballots Voted. By returning this Ballot-Proxy, the undersigned holder of the Class 3 Secured Debt Claims identified in Item 1 certifies that (a) this Ballot-Proxy is the only Ballot-Proxy submitted for Class 3 Secured Debt Claims owned by such holder, except as identified in the following table, and (b) all Ballot-Proxies submitted by the undersigned holder indicate the same vote to accept or reject the Chapter 11 Plan that the holder has indicated in Item 2 (and, if applicable, Item 3) of this Ballot-Proxy (please use additional sheets of paper if necessary): Name of Holder CUSIP of Other Principal Amount Account Number (Registered Holder or Class 3 Secured of Other Class 3 Nominee) Claims Voted Claims Voted $ $ $ $ $ $ ONLY COMPLETE THE TABLE ABOVE IF YOU HAVE VOTED OTHER CLASS 3 SECURED DEBT CLAIMS ON OTHER BALLOT-PROXIES. Item 4. Releases, Exculpation, Injunction and Related Provisions. IMPORTANT INFORMATION REGARDING RELEASES BY HOLDERS OF CLAIMS PURSUANT TO THE CHAPTER 11 PLAN, IF YOU RETURN A BALLOT-PROXY AND VOTE TO ACCEPT THE CHAPTER 11 PLAN, YOU ARE AUTOMATICALLY DEEMED TO HAVE ACCEPTED THE RELEASE PROVISIONS IN ARTICLE VIII OF THE PLAN (EVEN IF YOU CHECK THE BOX BELOW). YOU ARE ALSO DEEMED TO HAVE ACCEPTED THE RELEASE PROVISIONS IN ARTICLE VIII OF THE CHAPTER 11 PLAN IF YOU VOTE TO REJECT THE CHAPTER 11 PLAN BUT YOU DO NOT AFFIRMATIVELY OPT OUT OF THE RELEASES DESCRIBED IN THE CHAPTER 11 PLAN. IF YOU ABSTAIN FROM VOTING, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RELEASE. 9

By checking the box below, the undersigned holder of Class 3 Secured Debt Claims set forth in Item 1, having voted to reject the Chapter 11 Plan, elects to (optional): □ Opt Out of the Third-Party Release Provisions THE PLAN CONTAINS THE FOLLOWING PROVISIONS WITH RESPECT THERETO: (a) Defined Terms. As used in the Chapter 11 Plan, capitalized terms have the meanings set forth below. i. "Released Party" means each of the following solely in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any statutory committee appointed in the Chapter 11 Cases; (d) Goldman (in all of its capacities under the Secured Term Loan Agreement, including without limitation, as Secured Term Loan Agent, and in all of its capacities under each of the Extended Unsecured Bridge Loan Agreement and the Two Year Equity Bridge Credit and Guaranty Agreement, including, without limitation, as the predecessor administrative agent); (e) the Indenture Trustees; (f) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (g) members of the Secured Ad Hoc Group; (h) members of the Unsecured Ad Hoc Group; (i) the Private Placement Parties; (j) the Disbursing Agents; and (k) with respect to each of the foregoing Entities in clauses (a) through (j), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such; provided, however, that any Person or Entity that is an Excluded Releasing Party shall not be a “Released Party”; provided, further, that notwithstanding anything to the contrary herein, none of the Cinven Parties shall be a Released Party under the Chapter 11 Plan. ii. "Releasing Party" means each of the following solely in its capacity as such: (a) Goldman (in its capacity as administrative agent and collateral agent under the Secured Term Loan Agreement); (b) the Indenture Trustees, (c) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (d) all holders of Impaired Claims other than the Excluded Releasing Parties; (e) all holders of Unimpaired Claims; (f) members of the Secured Ad Hoc Group; (g) members of the Unsecured Ad Hoc Group; and (h) with respect to the foregoing Entities in clauses (a) and (g), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, 10 consultants, representatives, and other professionals, each solely in their capacity as such. To the extent a Person or Entity is an Excluded Releasing Party with respect to one or more Claims or Interests but is a Releasing Party with respect to one or more Claims or Interests, then such Person or Entity shall be a Releasing Party with respect to all Claims and Interests. (b) Release by Debtors. Article VIII.B of the Chapter 11 Plan provides generally for a release by the Debtors. Please read Article VIII.B for complete information concerning such release by the Debtors. (c) Release By Holders of Claims. On and after the Effective Date, to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Chapter 11 Plan or the Confirmation Order, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed and includes the obligations of the Debtors under the Chapter 11 Plan and the contributions of the Released Parties to facilitate and implement that Chapter 11 Plan, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, and the Released Parties from any and all claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, asserted or assertable on behalf of a Debtor, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that such Person or Entity ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person or Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Chapter 11 Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Chapter 11 Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Chapter 11 Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of Securities pursuant to the Chapter 11 Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in Article VIII.C of the Chapter 11 Plan shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Chapter 11 Plan, any of the Restructuring Transactions, or any document, instrument, 11 or agreement (including those set forth in the Plan Supplement) executed to implement the Chapter 11 Plan. Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (1) consensual; (2) essential to Confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and all holders of Claims and Interests; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release. (d) Exculpation. Article VIII.D of the Chapter 11 Plan provides generally for a release and exculpation for an Exculpated Party (as defined in the Chapter 11 Plan). Please read Article VIII.D for complete information concerning such release and exculpation. (e) Injunction. Article VIII.F of the Chapter 11 Plan provides generally for an injunction against Causes of Action (as defined in the Chapter 11 Plan).Please read Article VIII.F for complete information concerning such injunction. Item 5. Acknowledgments and Certification. By completing and submitting this Ballot-Proxy, you acknowledge (1) that you are (a) the holder of a Class 3 Secured Debt Claim being voted or (b) the authorized signatory for an entity that is a holder of such Class 3 Secured Debt Claims being voted, (2) that you have cast the same vote for or against the Chapter 11 Plan with respect to all of your existing Class 3 Secured Debt Claims, and (3) that no other Ballot-Proxies with respect to the amount of the Class 3 Secured Debt Claims identified in Item 1 have been cast or, if any other Ballot-Proxies have been cast with respect to such claims, then any such earlier Ballot-Proxies are hereby revoked. By completing and submitting this Ballot-Proxy, you further acknowledge that (1) the solicitation of votes to accept or reject the Chapter 11 Plan is subject to all the terms and conditions set forth in the Disclosure Statement, (2) that you have received a copy of the Disclosure Statement, (3) that the vote on the Chapter 11 Plan is being made pursuant to the terms and conditions set forth therein, and (4) that if you vote to accept the Chapter 11 Plan you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article VIII of the Chapter 11 Plan (even if you indicate your preference to opt out of the third-party releases contained in Article VIII.C of the Chapter 11 Plan), and (5) that if you vote to reject the Chapter 11 Plan and do not indicate your preference to opt out of the third-party releases contained in Article VIII.C of the Chapter 11 Plan, you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article VIII of the Chapter 11 Plan. 12

SECTION C – BALLOT-PROXY SIGNATURE BLOCK This Ballot-Proxy revokes and supersedes all Ballot-Proxies of earlier dates. If you are a Secured Term Loan Lender, complete and sign below only if you are unable to vote electronically through Broadridge. If you are a Beneficial Secured Noteholder, please follow the instructions provided by your Intermediary to vote and return this form to them if required. If you are a Registered Secured Noteholder, please complete and sign below. This Ballot-Proxy must be returned to the Proxy and Information Agent prior to the Voting Deadline. If you are a Secured Swap Lender, please complete and sign below. This Ballot-Proxy must be returned to the Proxy and Information Agent prior to the Voting Deadline. TO BE COMPLETED BY SECURED DEBTHOLDERS: Full Legal Name of Secured Debtholder: Authorized Signature of Secured Debtholder: Name of Authorized Signatory of Secured Debtholder (please print): Official Capacity or Title (please print): Principal amount of Secured Debt held by Secured Debtholder as at the Record Date (please specify currency): Contact Name: Account Number: Telephone: Email: Address: By completing and submitting this Signature Block, you acknowledge that you are (a) the holder of Secured Debt being voted or (b) the authorized signatory for an entity that is a holder of such Secured Debt Claims being voted. 13

SECTION D – APPOINTMENT INSTRUCTION APPOINTMENT INSTRUCTION The Secured Debtholder casting this Ballot-Proxy is deemed to have appointed Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia, unless an alternative proxyholder is named below, in which case the Secured Debtholder casting this Ballot-Proxy instead appoints: as its lawful attorney and proxyholder for the undersigned with full power of substitution to attend, act and vote for and on behalf of the undersigned, in respect of the matters described in the Information Circular to be considered at the Secured Debtholders’ Meeting, and at any postponement or adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Secured Debtholders’ Meeting or any such postponement or adjournment thereof. The undersigned hereby directs the proxyholder named herein to vote all of the Secured Debt held by it as of the Record Date in accordance with the Secured Debtholder Voting Instructions specified and to vote in the proxyholder’s discretion on such further and other business as may properly come before the Secured Debtholders’ Meeting (including any amendment or variation to the Secured Debtholders’ Arrangement Resolution) or any adjournment or postponement thereof. Principal Amount Held: $________________________________________________________________ Medallion Guarantee of Holding (applies for Beneficial Secured Noteholders holding their position through an Intermediary): 14